UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

eFFECTOR Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

28202V108
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|_| Rule 13d-1(c)
|X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28202V108

1.	Names of Reporting Persons. PFIZER INC. I.R.S. Identification Nos. of Above Persons (entities only) 13-5315170
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: 0 shares of Common Stock, $0.0001 par value per share (“Common Stock”)
6.
Shared Voting Power: 2,243,850 shares of Common Stock, of which 1,878,808 shares are directly held by Pfizer Venture Investments LLC and 365,042 shares are directly held by Pfizer Ventures (US) LLC. Each of Pfizer Venture Investments LLC and Pfizer Ventures (US) LLC is a wholly-owned subsidiary of Pfizer Inc.

	7.	Sole Dispositive Power: 0 shares of Common Stock
8.
Shared Dispositive Power: 2,243,850 shares of Common Stock, of which 1,878,808 shares are directly held by Pfizer Venture Investments LLC and 365,042 shares are directly held by Pfizer Ventures (US) LLC. Each of Pfizer Venture Investments LLC and Pfizer Ventures (US) LLC is a wholly-owned subsidiary of Pfizer Inc.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,243,850 shares of Common Stock(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.56%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)     Represents 1,878,808 shares held directly by Pfizer Venture Investments LLC and 365,042 shares held directly by Pfizer Ventures (US) LLC. Pfizer Inc. may be deemed to have beneficial ownership over such shares since Pfizer Venture Investments LLC and Pfizer Ventures (US) LLC are each a wholly-owned subsidiary of Pfizer Inc.
(2)     Based on 40,371,726 shares of Common Stock outstanding as of October 31, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021 (“Form 10-Q”).

CUSIP No. 28202V108

1.	Names of Reporting Persons. PFIZER VENTURE INVESTMENTS LLC I.R.S. Identification Nos. of Above Persons (entities only) 81-4343957
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: 0 shares of Common Stock
	6.	Shared Voting Power: 1,878,808 shares of Common Stock
	7.	Sole Dispositive Power: 0 shares of Common Stock
	8.	Shared Dispositive Power: 1,878,808 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,878,808 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.65%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)     Based on 40,371,726 shares of Common Stock outstanding as of October 31, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q.

CUSIP No. 28202V108

1.	Names of Reporting Persons. PFIZER VENTURES (US) LLC I.R.S. Identification Nos. of Above Persons (entities only) 82-5524518
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: 0 shares of Common Stock
	6.	Shared Voting Power: 365,042 shares of Common Stock
	7.	Sole Dispositive Power: 0 shares of Common Stock
	8.	Shared Dispositive Power: 365,042 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 365,042 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.90%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)     Based on 40,371,726 shares of Common Stock outstanding as of October 31, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q.

CUSIP No. 28202V108

ITEM 1.
(A) NAME OF ISSUER:
eFFECTOR Therapeutics, Inc.
(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
142 North Cedros Avenue, Suite B, Solana Beach, CA 92075

ITEM 2.
(A) NAME OF PERSONS FILING:
Pfizer Inc. (“Pfizer”)
Pfizer Venture Investments LLC (“PVI”)
Pfizer Ventures (US) LLC (“PVUS”)
Each of PVI and PVUS is a wholly-owned subsidiary of Pfizer. The Joint Filing Agreement among Pfizer, PVI and PVUS is filed herewith as Exhibit 99.1.

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

Pfizer, PVI, PVUS: 235 E. 42nd Street, New York, NY 10017

(C) CITIZENSHIP:
Pfizer, PVI, PVUS: Delaware, U.S.A.

(D) TITLE OF CLASS OF SECURITIES:
Common Stock

(E) CUSIP NUMBER:
 28202V108

CUSIP No. 28202V108

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f ) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) A non-US institution, in accordance with §240.13d-1(b)(1)(ii)(J).
(k) Group, in accordance with §230.405 240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.
ITEM 4. OWNERSHIP.
See rows 5 through 11 of the cover pages.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

CUSIP No. 28202V108

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable.
ITEM 10. CERTIFICATION
Not applicable.

CUSIP No. 28202V108

EXHIBIT INDEX
Exhibit Description

99.1	Joint Filing Agreement, dated as of February 14, 2022, by and among Pfizer, PVI and PVUS.

CUSIP No. 28202V108

 Signature
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

PFIZER INC.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary

PFIZER VENTURE INVESTMENTS LLC

By: /s/ Susan Grant
Name: Susan Grant
Title: Secretary

PFIZER VENTURES (US) LLC

By: /s/ Susan Grant
Name: Susan Grant
Title: Secretary